Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150655

PROSPECTUS SUPPLEMENT

(to prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012, January 13, 2012, March 28, 2012, April 6, 2012, April 11, 2012, April 13, 2012, June 1, 2012, June 4, 2012, June 5, 2012, June 15, 2012, June 15, 2012, July 17, 2012 and July 23, 2012)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012, January 13, 2012, March 28, 2012, April 6, 2012, April 11, 2012, April 13, 2012, June 1, 2012, June 4, 2012, June 5, 2012, June 15, 2012, June 15, 2012, July 17, 2012 and July 23, 2012.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the SEC on January 13, 2012 and our Quarterly Report on Form 10-Q filed with the SEC on April 13, 2012, for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is July 26, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2012

LVB ACQUISITION, INC.

BIOMET, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware Indiana	000-54505 001-15601	26-0499682 35-1418342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

56 East Bell Drive

Warsaw, Indiana 46582

(Address of Principal Executive Offices, Including Zip Code)

(574) 267-6639

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On July 25, 2012, Biomet, Inc. issued a press release announcing the proposed offering of $550 million aggregate principal amount of senior notes due 2020 (the “Senior Notes”). A copy of the press release announcing the proposed offering is being furnished as Exhibit 99.1 and is incorporated by reference herein.

Biomet, Inc. subsequently issued a press release on July 25, 2012 announcing that it has priced the offering of Senior Notes, which has been increased to $1.0 billion aggregate principal amount of Senior Notes, at an issue price of 6.500%. The offering is expected to close on or about August 8, 2012, subject to customary closing conditions. A copy of the press release announcing the pricing of the Senior Notes is being furnished as Exhibit 99.2 and is incorporated by reference herein.

The Senior Notes were offered in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S under the Securities Act.

On July 25, 2012, Biomet, Inc. also issued a press release announcing the commencement of a tender offer (“Tender Offer”) to purchase for cash up to $500 million of its outstanding 10 3/8/11 1/8% Senior Toggle Notes due 2017 (CUSIP Nos. 090613AD2, 550785AC3 and U55004AB8) (the “Existing Toggle Notes”). A copy of the press release announcing the tender offer is being furnished as Exhibit 99.3 and is incorporated by reference herein.

Biomet, Inc. subsequently issued a press release on July 25, 2012 announcing an amendment to Tender Offer to purchase for cash its outstanding Existing Toggle Notes to change the Tender Offer from an offer to purchase up to $500,000,000 in aggregate principal amount of outstanding Existing Toggle Notes to an offer to purchase any and all of the $771,000,000 aggregate principal amount of outstanding Existing Toggle Notes. A copy of the press release announcing the amended tender offer is being furnished as Exhibit 99.4 and is incorporated by reference herein.

Biomet is a wholly owned subsidiary of LVB Acquisition, Inc. (“LVB”). LVB has no other operations beyond its ownership of Biomet.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release issued July 25, 2012.

99.2	Press Release issued July 25, 2012.

99.3	Press Release issued July 25, 2012.

99.4	Press Release issued July 25, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: July 26, 2012

LVB ACQUISITION, INC.

/s/ Daniel P. Florin
By: Daniel P. Florin
Its: Senior Vice President and Chief Financial Officer

BIOMET, INC.

/s/ Daniel P. Florin
By: Daniel P. Florin
Its: Senior Vice President and Chief Financial Officer

Exhibit 99.1

Biomet Announces Offering of Senior Notes

Warsaw, Ind., Jul. 25, 2012 – Biomet, Inc. today announced the proposed offering of $550 million aggregate principal amount of senior notes due 2020 (the “Senior Notes”). The Senior Notes will be offered in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S under the Securities Act.

Biomet intends to use the net proceeds from the offering of the Senior Notes, together with cash on hand and other sources, to fund the company’s tender offer for approximately $500 million of its outstanding 10 3/8 / 11 1/8% Senior Toggle Notes due 2017. If the tender offer is not consummated or not consummated in full, any net proceeds of this offering not used in the tender offer will be used to purchase, redeem, defease or otherwise acquire or retire our outstanding indebtedness. The offering is not conditioned on the consummation of the tender offer.

The Senior Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Senior Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the Senior Notes will be made only by means of a private offering circular.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer, at (574) 372-1687 or Barbara Goslee, Director, Investor Relations at (574) 372-1514.

Exhibit 99.2

Biomet Announces Pricing of Senior Notes

Warsaw, Ind., Jul. 25, 2012 – Biomet, Inc. today announced that it has priced its previously announced offering of $550 million aggregate senior notes due 2020, which has been increased to $1.0 billion aggregate principal amount of senior notes due 2020 (the “Senior Notes”), at an issue price of 6.500%. The Senior Notes will be offered in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S under the Securities Act. The offering is expected to close on or about August 8, 2012, subject to customary closing conditions.

Biomet intends to use the net proceeds from the offering of the Senior Notes to fund the its tender offer for any and all of its outstanding 10 3/8% / 11 1/8% Senior Toggle Notes due 2017, including related fees expenses, and to purchase, redeem, defease or otherwise acquire or retire its outstanding indebtedness. The offering is not conditioned on the consummation of the tender offer.

The Senior Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Senior Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the Senior Notes will be made only by means of a private offering circular.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer, at (574) 372-1687 or Barbara Goslee, Director, Investor Relations at (574) 372-1514.

# # #

Exhibit 99.3

Biomet Commences Tender Offer of its 10 3/8 / 11 1/8% Series Senior Toggle Notes due 2017

(CUSIP Nos. 090613AD2, 550785AC3 and U55004AB8)

Warsaw, Ind. – Biomet, Inc. announced today the commencement of a tender offer (“Tender Offer”) to purchase for cash up to $500 million of its outstanding 10 3/8/11 1/8% Senior Toggle Notes due 2017 (CUSIP Nos. 090613AD2, 550785AC3 and U55004AB8) (the “Existing Toggle Notes”).

The obligation of Biomet to accept for purchase, and to pay for, Existing Toggle Notes validly tendered pursuant to the Tender Offer is subject to certain conditions, including the consummation of the concurrently announced financing transaction. Biomet may waive any of the conditions if they are not satisfied.

The terms and conditions of the Tender Offer are described in Biomet’s Offer to Purchase dated today (the “Offer to Purchase”) and related Letter of Transmittal which set forth the complete terms of the Tender Offer.

The Tender Offer is scheduled to expire at 12:00 midnight, New York City time, on August 21, 2012, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). Holders of Existing Toggle Notes (“Holders”) who validly tender their Existing Toggle Notes on or before 5:00 p.m., New York City time, on August 7, 2012, unless extended or earlier terminated (such time and date, as the same may be extended, the “Early Tender Time”) will be eligible to receive a total consideration of $1,069.97 per $1,000 principal amount of the Existing Toggle Notes tendered. Holders who validly tender their Existing Toggle Notes after the Early Tender Time but on or before the Expiration Time will be eligible to receive a tender offer consideration of $1,039.97 per $1,000 principal amount of the Existing Toggle Notes, which is equal to the total consideration minus an early tender premium of $30 per $1,000 principal amount of Existing Toggle Notes. Holders whose Senior Toggle Notes are accepted for payment in the Tender Offer will receive accrued and unpaid interest from the most recent interest payment date for the Existing Toggle Notes to, but not including, the applicable payment date for their Existing Toggle Notes purchased pursuant to the Tender Offer.

If Holders validly tender more than $500 million in aggregate principal amount of the Existing Toggle Notes, then the Tender Offer will be oversubscribed and Biomet will accept for purchase tendered Existing Toggle Notes on a prorated basis as described in the Offer to Purchase.

Existing Toggle Notes tendered pursuant to the Tender Offer may be validly withdrawn at any time on or before 5:00 p.m., New York City time, on August 7, 2012.

Existing Toggle Notes may be tendered and accepted for payment only in principal amounts equal to the minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof.

Goldman, Sachs & Co., Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are acting as lead dealer managers for the Tender Offer. For additional information regarding the terms of the Tender Offer, please contact: Goldman, Sachs & Co. at (800) 828-3182 (toll-free) or (212) 357-0345 (collect), Barclays Capital Inc. at (212) 528-7581, J.P. Morgan Securities LLC at (800) 245-8812 (toll-free) or (212) 270-1200 (collect), Merrill Lynch, Pierce Fenner & Smith Incorporated at (888) 292-0070 (toll-free) or (980) 387-3907 (collect), Citigroup Global Markets Inc. at (212) 723-6106 and Wells Fargo Securities, LLC at (866) 309-6316 (toll-free) or (704) 715-8341. Requests for documents may be directed to Global Bondholder Services Corporation, which is acting as the depositary and information agent for the Tender Offer, at (866) 470-3900 (toll-free).

None of Biomet, the dealer manager or the tender and information agent make any recommendations as to whether Holders should tender their Existing Toggle Notes pursuant to the tender offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their Existing Toggle Notes, and, if so, the principal amount of Existing Toggle Notes to tender.

This press release does not constitute an offer to purchase or a solicitation of an offer to sell our Existing Toggle Notes or other securities, nor shall there be any purchase of our Existing Toggle Notes in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The tender offer is being made solely by Biomet’s Offer to Purchase dated July 25, 2012. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of concurrently offered securities will be made only by means of a private offering circular.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer, at (574) 372-1687 or Barbara Goslee, Director, Investor Relations at (574) 372-1514.

# # #

Exhibit 99.4

Biomet Amends Tender Offer of its 10 3/8% / 11 1/8% Series Senior Toggle Notes due 2017

(CUSIP Nos. 090613AD2, 550785AC3 and U55004AB8)

Warsaw, Ind., Jul. 25, 2012 – Biomet, Inc. (“Biomet”) announced an amendment to its previously announced tender offer (“Tender Offer”) to purchase for cash its outstanding 10 3/8%/11 1/8% Senior Toggle Notes due 2017 (CUSIP Nos. 090613AD2, 550785AC3 and U55004AB8) (the “Existing Toggle Notes”) to change the Tender Offer from an offer to purchase up to $500,000,000 in aggregate principal amount of outstanding Existing Toggle Notes to an offer to purchase any and all of the $771,000,000 aggregate principal amount of outstanding Existing Toggle Notes.

The obligation of Biomet to accept for purchase, and to pay for, Existing Toggle Notes validly tendered pursuant to the Tender Offer is subject to certain conditions, including the consummation of the concurrently announced financing transaction. Biomet may waive any of the conditions if they are not satisfied.

The terms and conditions of the Tender Offer are described in Biomet’s Offer to Purchase dated today (the “Offer to Purchase”) and related Letter of Transmittal which set forth the complete terms of the Tender Offer.

The Tender Offer remains scheduled to expire at 12:00 midnight, New York City time, on August 21, 2012, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). Holders of Existing Toggle Notes (“Holders”) who validly tender their Existing Toggle Notes on or before 5:00 p.m., New York City time, on August 7, 2012, unless extended or earlier terminated (such time and date, as the same may be extended, the “Early Tender Time”) will be eligible to receive a total consideration of $1,069.97 per $1,000 principal amount of the Existing Toggle Notes tendered. Holders who validly tender their Existing Toggle Notes after the Early Tender Time but on or before the Expiration Time will be eligible to receive a tender offer consideration of $1,039.97 per $1,000 principal amount of the Existing Toggle Notes, which is equal to the total consideration minus an early tender premium of $30 per $1,000 principal amount of Existing Toggle Notes. Holders whose Senior Toggle Notes are accepted for payment in the Tender Offer will receive accrued and unpaid interest from the most recent interest payment date for the Existing Toggle Notes to, but not including, the applicable payment date for their Existing Toggle Notes purchased pursuant to the Tender Offer.

Existing Toggle Notes tendered pursuant to the Tender Offer may be validly withdrawn at any time on or before 5:00 p.m., New York City time, on August 7, 2012.

Existing Toggle Notes may be tendered and accepted for payment only in principal amounts equal to the minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof.

Goldman, Sachs & Co., Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are acting as lead dealer managers for the Tender Offer. For additional information regarding the terms of the Tender Offer, please contact: Goldman, Sachs & Co. at (800) 828-3182 (toll-free) or (212) 357-0345 (collect), Barclays Capital Inc. at (212) 528-7581, J.P. Morgan Securities LLC at (800) 245-8812 (toll-free) or (212) 270-1200 (collect), Merrill Lynch, Pierce Fenner & Smith Incorporated at (888) 292-0070 (toll-free) or (980) 387-3907 (collect), Citigroup Global Markets Inc. at (212) 723-6106 and Wells Fargo Securities, LLC at (866) 309-6316 (toll-free) or (704) 715-8341. Requests for documents may be directed to Global Bondholder Services Corporation, which is acting as the depositary and information agent for the Tender Offer, at (866) 470-3900 (toll-free).

None of Biomet, the dealer manager or the tender and information agent make any recommendations as to whether Holders should tender their Existing Toggle Notes pursuant to the tender offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their Existing Toggle Notes, and, if so, the principal amount of Existing Toggle Notes to tender.

This press release does not constitute an offer to purchase or a solicitation of an offer to sell our Existing Toggle Notes or other securities, nor shall there be any purchase of our Existing Toggle Notes in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The tender offer is being made solely by Biomet’s Offer to Purchase, dated July 25, 2012 (as amended by Amendment No. 1 thereto, and as it may be further amended or supplemented from time to time). This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of concurrently offered securities will be made only by means of a private offering circular.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer, at (574) 372-1687 or Barbara Goslee, Director, Investor Relations at (574) 372-1514.

# # #